Trust for Professional Managers
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

July 1, 2014

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
United States Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	TRUST FOR PROFESSIONAL MANAGERS (the “Trust”) Securities Act Registration No: 333-62298 Investment Company Act Registration No: 811-10401

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments provided to Rachel Spearo of U.S. Bancorp Fund Services, LLC on June 18, 2014 regarding your review of the recent shareholder reports filed on Form N-CSR, prospectuses and fund websites for the series of the Trust (each, a “Fund,” and collectively, the “Funds”).  For your convenience in reviewing the Trust’s responses, your comments are included in bold typeface immediately followed by the Trust’s responses.

In addition, in connection with this filing, the Trust hereby makes the following representations:

1.
The Trust acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

2.
The Trust acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Trust represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments are as follows:

1.
Comment:   When showing the effect of a fee waiver and/or expense reimbursement in the expense example in a fund’s prospectus, the term of the waiver should be calculated and shown starting as of the date of the prospectus, rather than the first day of the fund’s fiscal year.

Response:   The Trust responds by stating that in future prospectuses filed on behalf of its series, the term of any fee waiver and/or expense reimbursement in the Expense Example will be calculated and shown starting as of the date of the prospectus.

2.
Comment:   In the Prospectus for the Collins Alternative Solutions Fund dated June 28, 2013, the expense example has been calculated incorrectly, as it does not include the 0.66% dividend and interest expenses on short positions reflected in the Fees and Expenses of the Fund table preceding the example, resulting in significantly understated expenses in the Example.

(a)	In future prospectuses filed by the Trust, any dividend and interest expenses on short positions should be included in the calculation of the expense example.

(b)	Please explain what actions the Trust has taken to prevent future mistakes of this nature from occurring.

(c)
Please state the Trust’s intent for addressing investors who purchased shares of the Collins Alternative Solutions Fund during the period of effectiveness of the Prospectus dated June 28, 2013, which included significantly understated expenses in the Example.

Response:

(a)
The Trust responds by stating that for future prospectuses filed on behalf of its series, any dividend and interest expenses on short positions reflected in the Fees and Expenses of the Fund table will also be included in the calculation of the expense example.

(b)
The Trust’s administrator has adopted procedures to ensure dividends and interest on short positions is included in the fund expenses presented in the prospectus.  In the case of the Collins Alternative Solutions Fund Prospectus dated June 28, 2013, these expenses were mistakenly omitted from the calculation of the expense example.  The Trust’s administrator has reviewed its procedures with the team responsible for the Collins Alternative Solutions Fund to prevent future occurrences of this error.

(c)
The Collins Alternative Solutions Fund’s prospectus has been recently updated effective June 27, 2014, and the expense table and example in the updated prospectus each include dividends and interest on short positions.  In addition, the Expense Example in the Fund’s August 2013 semi-annual report and the February 2014 annual report correctly reflect all relevant expenses and were provided to the relevant shareholders.

3.
Comment:   The Gerstein Fisher Global Real Estate Securities Fund for the fiscal period ended November 30, 2013 and for the Barrett Growth Fund for the fiscal year ended May 31, 2013 each had Acquired Fund Fees and Expenses (AFFE) in an amount of 0.01% or less, yet the Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement shown in the Fees and Expenses of the Fund table in the current prospectus for each of these Funds is equal to the amount of the applicable Fund’s expense cap, suggesting that the AFFE is not included in the total expenses.  Please clarify whether the Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement shown in the Fees and Expenses of the Fund table should include the amount of the AFFE.

Response:   The Trust responds by stating supplementally that the amount of the AFFE should be included in the Total Annual Fund Operating Expenses after Fee Waiver/Expense Reimbursement shown in the Fees and Expenses of the Fund table, and will make this adjustment for future filings.

4.
Comment:   In the Notes to Financial Statements for the Bright Rock Mid Cap Growth Fund for the fiscal year ended February 28, 2014, it states that the Fund’s investment adviser was able to recoup previously waived fees/reimbursed expenses in the amount of $9,419.  Please explain how the Fund was able to recoup such expenses when the Fund also had $32,945 in advisory fees waived during the fiscal year ended February 28, 2014.

Response:   This Note is intended to explain that Bright Rock Mid Cap Growth Fund waived $42,364 of advisory fees in the beginning of the fiscal year and over the course of the year, due to growth in Fund assets, the Fund’s investment adviser was able to recoup previously waived fees/reimbursed expenses of $9,419 for a net waived amount of $32,945 for the fiscal year ended February 28, 2014 as presented in the Statement of Operations.

5.
Comment:   In the management discussion of fund performance (MDFP) included in the annual report for the Convergence Core Plus Fund for the fiscal year ended November 30, 2013, the Fund’s investment adviser states: “Our ability to short aided the portfolio throughout the year. While maintaining a beta close to one throughout the period, our short positions helped hold the portfolio up relative to the market.”  In contrast, the Statement of Operations in the same report shows a net realized loss of $14,089,724 based on short positions, and an unrealized loss of $2,392,512 based on short positions.  Please clarify whether there is inconsistency between the MDFP and the Statement of Operations.

Response:   The Trust responds by stating supplementally that there is no inconsistency between the MDFP and the Statement of Operations.  During the period covered by the annual report dated November 30, 2013, the short positions provided a benefit on a relative basis as the Fund’s short positions increased in value less than the market in this period, and therefore provided a net benefit to the Fund from a long/short perspective.

6.
Comment:   The Statement of Operations in the annual report for the M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund for the fiscal year ended May 31, 2013 includes a negative interest income of $591,282.  Please explain how the Fund can have a negative interest income for a net negative interest income of $591,292.

Response:   The Trust responds by referring to the Notes to Financial Statements in the annual report for the M.D. Sass 1-3 Year Duration U.S. Agency Bond Fund for the fiscal year ended May 31, 2013, specifically Note (2)(g), which states: “Investment transactions are recorded on the trade date.  The Fund determines the gain or loss from investment transactions using the first in-first out (FIFO) method by comparing the original cost of the security lot sold with the net sale proceeds.  Dividend income and expense, less foreign withholding tax, is recognized on the ex-dividend date and interest income and expenses are recognized on an accrual basis.  Any discount or premium on securities purchased are accreted or amortized over the expected life of the respective securities using the interest method.  Gains and losses on principal payments of mortgage backed securities (paydowns gains and losses) are included as an adjustment to interest income in the statement of operations.”  The Interest Income is net of amortization and realized gain/loss on paydowns.  The Fund earned interest income of $5,865,107 during the year, which was offset by amortization of premium and losses on paydowns generating negative interest income of $591,292.

7.
Comment:   The Schedule of Investments for the PMC Core Fixed Income Fund in the Fund’s annual report for the year ended August 31, 2013 includes investments in futures contracts and forwards, but the discussion of the Fund’s principal investment strategies in its prospectus does not include disclosure regarding the use of futures contracts or forwards or the related risks of such investments.  Please review the Fund’s prospectus and consider whether the disclosure related to the Fund’s use of derivatives is appropriate in light of the Fund’s investments.

Response:   The PMC Core Fixed Income Fund currently includes disclosure in its Statement of Additional Information concerning the Fund’s investments in futures contracts and forwards as non-principal investment strategies.  The Trust will review the Fund’s current use of these instruments with the Fund’s investment adviser.  If it is determined that such use is a principal investment strategy of the Fund, the Trust will make appropriate disclosures in the Fund’s prospectus, including the risks of investments in these instruments.

8.
Comment:   The MDFP in the annual report for the Schooner Fund for the year ended May 31, 2013 includes a statement that: “The flexibility of the Schooner Fund’s hedging strategies makes it a fairly distinctive member of the Long/Short category.”  Please confirm whether the Fund engages in actual short selling, or whether this statement refers to achieving shorts through the use of derivatives.

Response:   The Trust responds by stating supplementally that the Schooner Fund achieves short positioning through the use of derivatives.  The Trust notes that the Schooner Fund is permitted to engage in short selling as a non-principal strategy. However, the Fund is currently not engaged in short selling.

9.
Comment:   Review of the websites for the Gerstein Fisher Funds, the Samson STRONG Nations Currency Fund and the Performance Trust Funds indicates that the linking of summary prospectuses, statutory prospectuses and statements of additional information does not meet the requirements of Rule 498(b)(2) under the Securities Act of 1933, as amended.

Response:   The Trust responds by stating supplementally, that the investment advisers to these Funds have reviewed the website materials, and have agreed to take immediate action to ensure the linking of summary prospectuses, statutory prospectuses and statements of additional information meet the requirements of Rule 498(b)(2) under the Securities Act of 1933, as amended.

If you have any additional questions or require further information, please contact Rachel Spearo at (414) 765-5384.

Sincerely,

/s/ John P. Buckel

John P. Buckel
Vice President
Trust for Professional Managers